UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Harvard Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

416906105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 416906105

1.	Name of Reporting Person

Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF	5. SOLE VOTING POWER	2,087,401 (1)
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY SUCH
REPORTING	7. SOLE DISPOSITIVE POWER	2,087,401 (1)
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Such Reporting Person

2,087,401 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.5%

12.	Type of Reporting Person (See Instructions)

IN

(1)	Includes: (i) 72,300 shares held in an account for which Mr. Solit is a trustee; and (ii) 182,833 shares held in accounts in the name of Mr. Solit and/or his spouse and children.

*	Ownership information above is as of the close of business on February 6, 2020, the business day before the filing date of this Schedule 13G.

Page 2 of 9 Pages

CUSIP No. 416906105

1.	Name of Reporting Person

Potomac Capital Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

New York

NUMBER OF	5. SOLE VOTING POWER	1,832,268
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY SUCH
REPORTING	7. SOLE DISPOSITIVE POWER	1,832,268
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Such Reporting Person

1,832,268

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

CO

*	Ownership information above is as of the close of business on February 6, 2020, the business day before the filing date of this Schedule 13G.

Page 3 of 9 Pages

CUSIP No. 416906105

1.	Name of Reporting Person

Potomac Capital Management V LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	1,832,268
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY SUCH
REPORTING	7. SOLE DISPOSITIVE POWER	1,832,268
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Such Reporting Person

1,832,268

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the close of business on February 6, 2020, the business day before the filing date of this Schedule 13G.

Page 4 of 9 Pages

CUSIP No. 416906105

1.	Name of Reporting Person

Potomac Capital Partners V, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	1,832,268
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY SUCH
REPORTING	7. SOLE DISPOSITIVE POWER	1,832,268
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Such Reporting Person

1,832,268

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.8%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the close of business on February 6, 2020, the business day before the filing date of this Schedule 13G.

Page 5 of 9 Pages

Item 1.

(a)	The name of the issuer is Harvard Bioscience, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 84 October Hill Road, Holliston, MA 01746.

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) Paul J. Solit; (2) Potomac Capital Management Inc., a New York corporation (the “Investment Manager”); (3) Potomac Capital Management V LLC, a Delaware limited liability company (the “General Partner”); and (4) Potomac Capital Partners V, LP, a Delaware limited partnership (the “Fund”) (all of the foregoing, collectively, the “Reporting Persons”). The Fund is a private investment vehicle. The Investment Manager is the investment manager of the Fund. The General Partner is the general partner of the Fund. Mr. Solit is the principal and controlling person of the Investment Manager and the General Partner. Mr. Solit directly beneficially owns 255,133 shares of Common Stock (as defined below) reported in this Statement. The Fund directly owns 1,832,268 shares of Common Stock reported in this Statement. Mr. Solit, the Investment Manager and the General Partner may be deemed to beneficially own the shares of Common Stock owned directly by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares beneficially owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 299 Park Avenue, 21st Floor, New York, NY 10171.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 416906105.

Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on February 6, 2020, the business day before the date of filing of this Schedule 13G.

As of the Event Date of December 31, 2019, the Reporting Persons collectively beneficially owned 2,125,592 shares of Common Stock, representing 5.6% of all of the outstanding shares of Common Stock.

The percentages of beneficial ownership contained herein are based on 38,066,101 shares of Common Stock outstanding as of October 30, 2019, as reported by the Issuer in its Form 10-Q filed on November 8, 2019.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Page 7 of 9 Pages

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2020

Paul J. Solit

Potomac Capital Management Inc.

Potomac Capital Management V LLC

Potomac Capital Partners V, LP

By: /s/ Paul J. Solit

Paul J. Solit, for himself, as President of the Investment Manager and as the Managing Member of the General Partner (for itself and on behalf of the Fund)

Page 9 of 9 Pages